[redacted]

08033066

NOV 2 2 2008

NOV 2 2 2008

Washington, DC

Washington, DC

AP 11/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-000975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and Street)

Indianapolis (City) Indiana (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Boyles (317)808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
NOV 2 8 2008
THOMSON REUTERS

111 Monument Circle, Suite 200 (Address) Indianapolis (City) Indiana (State) 46204 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 4 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI KAUTEN
Marion County
Notary Public
Seal
EXPIRES 02-10-2013
STATE OF INDIANA

Signature

Executive Vice President and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying balance sheets of City Securities Corporation (the "Company") as of September 30, 2008 and 2007, and the related statements of income, changes in shareholder equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of September 30, 2008, listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 20, 2008

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$ 2,934,304	$ 2,418,004
CASH SEGREGATED UNDER FEDERAL REGULATIONS	50,000	50,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	250,000	250,000
RECEIVABLES:		
Commissions and fees	795,396	1,645,641
Due from parent and affiliates	11,094,288	7,952,082
Due from employees	816,075	321,992
Other	662,169	992,232
SECURITIES OWNED — Trading inventory	4,706,093	6,621,034
PROPERTY AND EQUIPMENT — Net	665,978	854,106
OTHER ASSETS	76,614	135,725
DEFERRED INCOME TAXES	137,136	410,503
TOTAL	$22,188,053	$21,651,319
LIABILITIES AND SHAREHOLDER EQUITY		
LIABILITIES:		
Accrued compensation	$ 1,402,768	$ 2,081,696
Accounts payable, accrued expenses, and other liabilities	2,384,257	3,583,803
Due to affiliate	2,020	75,062
Total liabilities	3,789,045	5,740,561
SHAREHOLDER EQUITY:		
Common stock — no par value	4,847,469	4,847,469
Retained earnings	13,551,539	11,063,289
Total shareholder equity	18,399,008	15,910,758
TOTAL	$22,188,053	$21,651,319

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions	$21,076,339	$19,527,812
Underwriting and principal transaction revenue	5,419,141	7,148,628
Insurance division revenue	3,273,805	3,169,375
Interest and dividends	411,621	451,455
Other revenue	121,708	59,682
Total revenues	30,302,614	30,356,952
EXPENSES:		
Employee compensation and benefits	20,613,266	19,858,682
Communications	932,454	1,003,024
Promotional costs	813,414	812,294
Data processing	177,576	115,922
Occupancy and equipment rental	967,949	902,202
Commissions and clearing expense	894,388	768,951
Regulatory	160,653	89,157
Legal and professional	539,232	346,391
Depreciation and amortization	303,535	377,127
Other operating expenses	845,917	639,291
Total operating expenses	26,248,384	24,913,041
Income before income taxes	4,054,230	5,443,911
INCOME TAXES:		
Current	1,292,613	2,093,757
Deferred	273,367	(266,578)
Total income taxes	1,565,980	1,827,179
NET INCOME	$ 2,488,250	$ 3,616,732

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	Common Stock			
	Number of Shares	No Par Value	Retained Earnings	Total
BALANCE — September 30, 2006	1	$4,847,469	$ 7,446,557	$12,294,026
Net income	—	—	3,616,732	3,616,732
BALANCE — September 30, 2007	1	4,847,469	11,063,289	15,910,758
Net income	—	—	2,488,250	2,488,250
BALANCE — September 30, 2008	1	$4,847,469	$13,551,539	$18,399,008

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES:		
Net income	$ 2,488,250	$ 3,616,732
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	303,535	377,127
Deferred income taxes	273,367	(266,578)
Net changes in operating assets and liabilities:		
Other assets	59,111	120,340
Receivables:		
Commissions	850,245	(273,277)
Affiliates	(3,142,206)	(7,715,091)
Employees	(494,083)	530,597
Other	330,063	(371,086)
Securities owned	1,914,941	(2,413,848)
Cash deposits with clearing organizations and others	-	17,000
Due to affiliate	(73,042)	26,062
Accrued compensation	(678,928)	514,753
Accounts payable, accrued expenses, and other liabilities	(1,199,546)	1,375,341
Net cash provided by (used in) operating activities	631,707	(4,461,928)
INVESTING ACTIVITIES — Purchases of property and equipment	(115,407)	(295,404)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	516,300	(4,757,332)
CASH AND CASH EQUIVALENTS — Beginning of year	2,418,004	7,175,336
CASH AND CASH EQUIVALENTS — End of year	$ 2,934,304	$ 2,418,004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 76,884	$ 41,653
Cash paid during the year for taxes	$ 175,000	$ 1,950,000

See notes to financial statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a securities broker-dealer, the Company is engaged in various securities trading, insurance and brokerage activities serving a diverse group of domestic corporations, institutional, and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "clearing broker").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Use of Estimates — Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents — All highly liquid investments with maturities of three months or less when purchased are classified as cash equivalents.

Cash Segregated Under Federal Regulations — Cash segregated under federal regulations represents funds segregated under rules of the SEC.

Securities Owned — Securities owned are stated at fair value. Fair value is based on published market prices or other relevant factors including dealer price quotations. Changes in unrealized gains and losses are reported as a component of revenue, and are included in principal transaction revenue.

Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Receivable From Affiliates — Receivable from affiliates primarily includes receivables due from the Parent or other subsidiaries of the Company's Parent.

Receivable From Employees — Receivable from employees includes loans made to financial advisors, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation expense over the terms of the loans, which generally range from three to five years.

Income Taxes — The Company files a consolidated income tax return with its Parent and accounts for deferred income taxes in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Income Taxes*. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Fair Value of Financial Instruments — The Company's financial instruments are carried at market or fair value or are carried at amounts that approximate fair value due to their short-term nature.

Revenue Recognition — Commission income and related expenses for customer securities transactions are recorded on a trade-date basis. Proprietary transactions are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Managed account revenue represents fees related to the management of customer accounts and is recorded as revenue when earned. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

Insurance division revenue consists of commissions earned on the brokerage of insurance products and is recognized on the effective date of the policies.

Other securities revenue consists of various client fees, clearing service fees, and miscellaneous commissions earned. Fees and commissions are recorded as revenue when earned.

Risks and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). In October 2008, FASB decided to delay the effective date of the interpretation to fiscal years beginning after December 15, 2008. FIN 48 is an interpretation of SFAS No. 109, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes. The Company is currently assessing, but has not yet determined the impact, if any, that FIN 48 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about a Company's financial assets and liabilities that are measured at fair value. SFAS 157 does not change existing guidance on whether or not an instrument is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("FSP FAS 157-1") which excludes SFAS No. 13, *Accounting for Leases* and certain other accounting pronouncements that address fair value measurements, from the scope of SFAS 157. In October 2008, the FASB issued FSP No. FAS 157-3,

Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies the application of SFAS No. 157 in a market that is not active. FSP No. FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Company has determined that SFAS 157 as amended by FSP FAS 157-1 and FSP FAS 157-3 will have no impact on its financial position, results of operations and cash flows.

In February 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently assessing, but, has not determined the impact, if any, that FSP No. FAS 157-2 will have on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 were effective for fiscal years beginning after November 15, 2007. The Company has not elected the fair value option for any of its financial instruments and other certain items.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.* The Company is currently evaluating the impact of SFAS No. 162 on our financial statements.

2. SECURITIES OWNED

At September 30, 2008 and 2007, securities owned are comprised as follows:

	2008	2007
Trading inventory:		
Corporate bonds	$1,187,510	$ 55,512
Governments	556,433	58,759
Municipal obligations	2,962,150	6,363,928
Other securities	-	142,835
Total	$4,706,093	$6,621,034

3. PROPERTY AND EQUIPMENT — NET

At September 30, 2008 and 2007, property and equipment consists of the following:

	2008	2007
Furniture and fixtures	$ 1,305,605	$ 1,335,349
Computer equipment and software	1,411,577	1,544,985
Leasehold improvements	202,115	202,115
	2,919,297	3,082,449
Less accumulated depreciation and amortization	(2,253,319)	(2,228,343)
Total	$ 665,978	$ 854,106

4. LEASES

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging until 2012. Rent expense according to the lease agreement was $1,027,733 and $969,919 for 2008 and 2007, respectively. At September 30, 2008, future required minimum lease payments consisted of the following: 2009, $994,078; 2010, $863,093; 2011, $784,548; 2012, $778,086, 2013, $773,856, thereafter, $644,880.

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2008 and 2007, the liability for the abandonment loss of $436,951 and $508,779, respectively, is included in other liabilities in the accompanying consolidated statements of financial condition. Amortization of such amount totaled $71,828 for both 2008 and 2007, which served to reduce rent expense.

5. INCOME TAXES

The provision for federal and state income taxes for 2008 and 2007, is comprised of the following:

	2008	2007
Federal	$1,215,886	$1,482,199
State	350,094	344,980
Total	$1,565,980	$1,827,179

The effective tax rate differs from the statutory tax rate of 34% principally due to state tax expense, which is accrued at 8.5%, and which is deductible for federal income tax purposes.

The net deferred tax asset at September 30, 2008 and 2007, includes gross deferred assets of $249,420 and $422,386, respectively, and gross deferred liabilities of $112,284 and $11,883, respectively. The significant component of the gross deferred tax asset is the lease abandonment liability. The most

significant component of the gross deferred tax liability is the net difference between book and tax depreciation expense.

6. MANAGED ACCOUNT REVENUE

At September 30, 2008 and 2007, the Company's revenue related to managed accounts is $2,321,377 and $1,533,294, respectively, which is included in commission revenue.

7. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee. Total 401(k) expense for 2008 and 2007 was $114,093 and $107,123, respectively.

8. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2008 and 2007, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $2,965,153 and $6,363,928, respectively, which is included in trading and investment inventory.

9. BORROWINGS

As of September 30, 2008 and 2007, the Company did not maintain lines of credit with banking institutions to conduct day-to-day business and has no uncommitted credit agreements with banks.

As of September 30, 2008 and 2007, the Company has $0 and $1,621,034, respectively, as payable to broker-dealer, which represents margin borrowings.

10. COMMITMENTS AND CONTINGENCIES

At September 30, 2008, the Company had no contractual commitments on open underwritings to purchase municipal bonds at a future date.

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company is the guarantor for the Parent which has a letter of credit for the benefit of the provider (First Financial of Terre Haute) of the revolving credit facility utilized by a subsidiary company of the Parent, ReCasa Financial Group, Inc. The letter of credit is approximately $2,500,000.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

11. RELATED PARTIES

Certain expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Company and are charged or allocated to the Parent or other subsidiaries. Amounts charged in 2008 and 2007 or allocated to the Parent or other subsidiaries were $1,017,052 and $740,283, respectively, which are presented within the appropriate line item on the statement of income. The Company has receivables (net of payables due to) from the Parent and other subsidiaries of $11,094,288 and $7,877,020, respectively, as of September 30, 2008 and 2007.

The Company also has $816,075 of loans made to employees, typically in connection with their recruitment.

12. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2008 and 2007, the Company had net capital of $4,704,761 and $5,142,639, respectively, which was $4,452,158 and $4,759,934, respectively, in excess of its required net capital. The ratio of aggregate indebtedness to net capital was .81 to 1 and 1.12 to 1 at September 30, 2008 and 2007, respectively.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2008, the Company was in compliance with all such requirements.

* * * * * *

SUPPLEMENTAL SCHEDULE

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2008

NET CAPITAL:		
Shareholders' equity		$ 18,399,008
Allowable credit — deferred income taxes		-
		18,399,008
LESS NONALLOWABLE ASSETS:		
Property and equipment, net	$ 665,978	
Insurance and other accounts receivable	644,783	
Employee loans	816,075	
Other assets	11,329,867	
Total nonallowable assets		13,456,703
Net capital before haircuts on security positions		4,942,305
HAIRCUTS ON SECURITIES:		
Exempted securities	194,725	
Debt securities	33,172	
Other securities	751	
Undue concentrations	8,896	
Contractual securities commitments	-	
Total haircuts on securities		237,544
NET CAPITAL		$ 4,704,761
AGGREGATE INDEBTEDNESS:		
Payable to customers		$ -
Payable to brokers, dealers, and clearing organizations		-
Accrued commission		1,402,768
Accounts payable, accrued expenses, and other liabilities		2,386,277
Total aggregate indebtedness		$ 3,789,045
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT MINIMUM NET CAPITAL REQUIRED (Based on 6 2/3% of aggregate indebtedness)		$ 252,603
EXCESS NET CAPITAL		$ 4,452,158
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)		$ 4,325,856
Ratio — aggregate indebtedness to net capital		0.81 to 1

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2008, unaudited FOCUS Part IIa Report.

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 20, 2008

City Securities Corporation
30 South Meridian Street
Indianapolis, Indiana

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2008 (on which we issued our report dated November 20, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their

assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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